UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 001-41587

MultiMetaVerse Holdings Limited

Building D3, No. 718, Lingshi Road, Jingan District

Shanghai, China, 200072

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 19, 2023, MultiMetaVerse Holdings Limited (the “Company”) received a written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is not in compliance with the minimum market value of listed securities requirement set forth in Nasdaq Listing Rules for continued listing on The Nasdaq Global Market. Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum market value of listed securities of US$50 million, and Nasdaq Listing Rule 5810(c)(3)(C) provides that a failure to meet the minimum market value of listed securities requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of listed securities of the Company from March 6 to April 17, 2023, the Company did not meet the minimum market value of listed securities requirement.

The Notification Letter does not impact the Company’s listing on The Nasdaq Global Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until October 16, 2023, to regain compliance with Nasdaq Listing Rule 5550(b)(2).

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated 24, 2023, regarding the receipt of the Notification Letter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2023

MultiMetaVerse Holdings Limited

By:	/s/ Yiran Xu
Name:	Yiran Xu
Title:	Chief Executive Officer

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